FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 3, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting

Luxembourg, May 3, 2023 - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced that its annual general meeting of shareholders held on May 3, 2023, approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, shareholders acknowledged the Company’s 2022 annual report, containing the consolidated management report and the related management certifications and external auditors’ reports; and the Company’s 2022 annual sustainability report, containing the non-financial statement required by Luxembourg law. The annual general meeting also approved the consolidated financial statements as of and for the year ended December 31, 2022, and the annual accounts as at December 31, 2022.

The shareholders meeting also approved an annual dividend of US$0.51 per share (or US$1.02 per ADR), which represents an aggregate sum of approximately US$602 million, and which includes the interim dividend of US$0.17 per share (US$0.34 per ADR), or approximately US$201 million, paid in November 2022. Tenaris will pay the balance of the annual dividend in the amount of US$0.34 per share (or US$0.68 per ADR), in U.S. dollars, on May 24, 2023, with an ex-dividend date of May 22, 2023, and record date of May 23, 2023.

The annual general meeting resolved to set the number of directors in ten and approved the re-election of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel. All board members will hold office until the meeting that will be convened to decide on the 2023 annual accounts.

The board of directors subsequently re-elected Mr. Simon Ayat, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members, with Ms. Tiuba to continue to serve as the committee’s chair. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board of Directors for the year ending December 31, 2023, and the Compensation Report for the year ended December 31, 2022. The shareholders appointed PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2023 and Ernst & Young (EY), as Tenaris’s external auditors for the fiscal year ending December 31, 2024.

Copies of the minutes of the annual general meeting can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.